

Wade T. Micoley · 2nd

Founder and CEO of RealtyHive & Cashifyd

Green Bay, Wisconsin, United States · 500+ connections ·

Contact info

RealtyHive

Indiana Professional Licensing Agency

Providing services
Real Estate, Real Estate Marketing, Commercial Real Estate, Advertising, Digital Marketing, and Event Marketing
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Featured   ‹



We live in a time where almost every plan is being put on hold. Weddings, graduations...

Should You Buy a House During the COVID-19 Pandemic?
blog.realtyhive.com

6   1 comment



At RealtyHive, we've learned to steer into hardships. Our Time-Limited Events were...

Why we won't back down
Wade T. Micoley on LinkedIn • 3 min read

8   1 comment



RealtyHiv
Inventory
Wade T. M

Realtyhiv
than $2 b

9

 

Activity

3,320 followers

 **It was an exciting day for our Team! We're celebrating the official launch o...**

Wade T. shared this

5 Reactions • 2 Comments

 **Wishing you a very Merry Christma from our family to yours! ✨**

Wade T. shared this

5 Reactions

#innovators #mindset #improvement #cashifyd Cashifyd There is always a...

Wade T. shared this

2 Reactions • 2 Comments

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Experience

 **Founder & CEO**

RealtyHive

Apr 2017 – Present · 3 yrs 11 mos

Green Bay, Wisconsin Area

RealtyHive is a marketing platform serving real estate franchises, brokerages, agents, direct to consumer, and financial institutions internationally in marketing residential, land, commercial and luxury properties. Our dynamic team with a rich background in real estate franchise development, consulting and leadership is here to support you with powerful marketing options that help our clients retain listing inventory, create growth, sell more properties, and ultimately increase their bottom line.

Cashifyd by RealtyHive helps buyers and sellers connect with real state agents thr ...see more

 **RealtyHive - Digital Marketing**

Cashifyd - Cashback credit at closing

 **Founder & CEO**

Micoley.com

Jan 1989 – Present · 32 yrs 2 mos

Green Bay, Wisconsin Area

Micoley.com, LLC has been a leader in supporting financial institutions, organizations and individuals in the stabilization, management, and disposition of Real Estate assets for over 30 years. With more than three decades of successful business under the belt, Micole ...see more

 **Nicolet National Bank**

11 yrs 10 mos

 **Board Director**

Jan 2000 – Oct 2011 · 11 yrs 10 mos

 **Board member**

May 2000 – Sep 2011 · 11 yrs 5 mos

Education

Indiana Professional Licensing Agency

Real Estate Managing Broker, Real Estate

2015 – 2020

State of Florida, Department of Business and Professional Regulation

Real Estate Broker, Real Estate

2015 – 2019

State of Illinois, Department of Financial and Professional Regulation

Real Estate Managing Broker, Real Estate

2015 – 2019

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